Exhibit 99.1

News Release

For Immediate Release

Stantec Announces current Credit Facility increased to C$250 million

EDMONTON AB (January 23, 2008) TSX: STN;NYSE:SXC

Stantec announced today that the Company has reached an agreement to increase the limit of its existing revolving credit facility from C$160 million to C$250 million. The agreement also includes a provision for Stantec to obtain access to an additional C$50 million under the same terms and conditions, upon approval from the lenders. Stantec will use the credit facility for working capital, general corporate purposes, and to provide financing for recently completed and future acquisitions.

“The increase to our credit limit reflects the confidence the financial community has in Stantec and our ability to successfully execute our business plan,” says Don Wilson, Stantec Senior Vice President & CFO. “This increased access to financing provides Stantec additional flexibility for continued growth.”

The credit facility is being made available by a syndicate of financial institutions and is led by Canadian Imperial Bank of Commerce, as administrative agent, bookrunner, and arranger; Bank of Nova Scotia, as syndication agent; Alberta Treasury Branches; and Canadian Western Bank.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,000 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Heena Chavda Media Relations Stantec Tel: (780) 969-2174	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288
One Team. Infinite Solutions.